

SEC[illegible]ISSION

10035306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~43567~~ 45367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Finan Corp Group International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. 53rd Street, 25th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

German Guerrero (212) 407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

301612

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/15/10

OATH OR AFFIRMATION

I, German Guerrero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financorp Group International Corp., as of February 9, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANIEDRA L. McFADDEN
NOTARY PUBLIC, State of New York
Reg. No. 01MC6170156
Qualified in Queens County
My Commission Expires July 2, 2011

Signature

principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

301612

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009



BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 9, 2010

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,618,030
Receivable from broker	61,610
Other receivables	193,840
Furniture, equipment and leasehold improvements	371,236
Marketable securities	105,910
Other assets	100,892
TOTAL ASSETS	$ 2,451,518

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued liabilities	$ 73,558
Deferred tax liability	56,000
TOTAL LIABILITIES	129,558
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,171,960
TOTAL STOCKHOLDERS' EQUITY	2,321,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,451,518

The accompanying notes to statement of financial condition are an integral part of this statement.

FINANCORP GROUP INTERNATIONAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by FC Holdings AB ("FC"), a Swedish company, owned entirely by Juan Lorenzo Mendoza, the chairman of the board of FC. Mr. Mendoza does not play an active role in the management of the Company.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America.

Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2009, substantially all of the cash and cash equivalents were held at Citibank ($707,575) and in a brokerage account with National Financial Services ($910,455). Accounts at Citibank are insured up to $250,000, and the Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash).

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,564,692 which was $1,464,692 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(ii).

NOTE 4 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2009, $61,610 is owed to the Company by the clearing broker.

NOTE 5 - OTHER RECEIVABLES

Other receivables represent advisory fees due from a managed fund. The full amount of the receivable of $193,840 was collected in January 2010.

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2009, property and equipment were summarized as follows:

Leasehold improvements	$ 365,013
Office furniture, fixtures and equipment	108,239
	473,252
Less, accumulated depreciation and amortization	102,016
Furniture, equipment and leasehold improvements - net	$ 371,236

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancelable lease for new office space beginning on May 1, 2008 and expiring on April 30, 2015. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the noncancelable lease:

Year Ending December 31,	Amount
2010	$ 190,100
2011	194,900
2012	200,300
2013	204,200
2014	208,100
Thereafter	70,500
	$ 1,068,100

NOTE 8 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to unrealized losses and the difference between book and tax depreciation and amortization.

The income tax expense of $43,912 represents a current federal and local income tax expense on the current year's ordinary income of $73,800 and a deferred tax benefit of $(29,888). The income tax benefit of the current year's capital losses which could not be carried back has been reserved in full. A valuation allowance of $121,000 has been provided on deferred tax assets attributable to capital loss carryovers.

(continued)

NOTE 8 - INCOME TAXES (Continued)

The additional depreciation expense taken for book purposes resulted in a decrease in the corresponding deferred tax liability. The deferred tax liability for the year ended December 31, 2009 is $56,000.

In September 2009, the Financial Accounting Standards Board finalized its guidance on accounting for uncertainty in income taxes recognized in a nonpublic company's financial statements and prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Upon adoption, effective January 1, 2009, the Company changed its policy related to accounting for income tax uncertainties. In order to recognize an uncertain income tax benefit, the Company must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. In addition, guidance was provided on classification of current and deferred income tax assets/liabilities, accounting for interest and penalties, and income tax disclosures. Adoption of this guidance did not have a material impact on the Company's financial position.

The Company's federal, state and city income tax returns for the years after 2005 remain subject to examination by the taxing authorities.

NOTE 9 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007 which covers all employees who are at least 21 years old. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The Board of Directors decided not to contribute to the Plan for the year 2009. The Plan is a Simplified Employee Pension.

NOTE 10 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

(continued)

NOTE 10 - MARKETABLE SECURITIES (Continued)

Financial instruments are recorded at fair value in accordance with GAAP. All securities are considered Level 1 under the fair value hierarchy.

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company purchased and sold securities throughout the year. The Company held marketable securities which were sold during the year for a total loss of $36,989. The Company currently holds marketable securities with an unrealized loss of $7,490.

NOTE 11 - RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the estimated current fair value and the amounts reported in the statement of financial condition.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2009 through February 9, 2010, the date that the financial statement is considered available to be issued.